

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

January 3, 2018

<u>Via E-mail</u>
Hock E. Tan
Chief Executive Officer
Broadcom Corporation
1320 Ridder Park Drive
San Jose, California 95131

Re: **Broadcom Corporation**
Registration Statement on Form S-4
Filed December 21, 2017
File No. 333-222246

Dear Mr. Tan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Brian D. Paulson
Latham & Watkins LLP